Exhibit 99.1

Parcel Volume Grew 41.6% to 2.3 Billion, Market Share Expanded to 18.6%

Adjusted Net Income Increased 27.6% to Reach RMB966.4 Million

ZTO Reports First Quarter 2019 Unaudited Financial Results

Shanghai, May 16, 2019 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the first quarter ended March 31, 20191. The Company beat consensus by generating parcel volume growth of 41.6%, 19.1 percentage points faster than market average, while delivering 22.3% net income growth and 27.6% adjusted net income growth. Market share in terms of parcel volume expanded to 18.6% during the first quarter of 2019.

First Quarter 2019 Financial Highlights

•             Revenues were RMB4,574.0 million (US$681.6 million), an increase of 29.0% from RMB3,544.4 million in the same period of 2018.

•             Gross profit was RMB1,259.6 million (US$187.7 million), an increase of 22.0% from RMB1,032.1 million in the same period of 2018.

•             Net income was RMB681.6 million (US$101.6 million), an increase of 22.3% from RMB557.5 million in the same period of 2018.

•             Adjusted EBITDA2 was RMB1,441.0 million (US$214.7 million), an increase of 31.1% from RMB1,099.1 million in the same period of 2018.

•             Adjusted net income3 was RMB966.4 million (US$144.0 million), an increase of 27.6% from RMB757.2 million in the same period of 2018.

•             Basic and diluted earnings per American depositary share (“ADS”4) were RMB0.87 (US$0.13), an increase of 11.5% from RMB0.78 in the same period of 2018.

•             Net cash provided by operating activities was RMB633.3 million (US$94.4million), compared with RMB214.2 million in the same period of 2018.

Operational Highlights for First Quarter 2019

•             Parcel volume was 2,264 million, an increase of 41.6% from 1,599 million in the same period of 2018.

•             Number of pickup/delivery outlets was approximately 29,800 as of March 31, 2019.

•             Number of direct network partners was approximately 4,500 as of March 31, 2019.

•             Number of line-haul vehicles was over 5,700 as of March 31, 2019, which included over 4,850 self-owned vehicles and over 850 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•             Number of self-owned trucks increased to around 4,850 as of March 31, 2019 from 4,500 as of December 31, 2018. Among the self-owned trucks, over 3,000 were high capacity 15-17-meter-long models as of March 31, 2019, compared to over 2,800 as of December 31, 2018.

•             Number of line-haul routes between sorting hubs was over 2,200 as of March 31, 2019.

•             Number of sorting hubs was 87 as of March 31, 2019, among which 78 are operated by the Company and 9 by the Company’s network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at ir.zto.com.

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(3)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(4)   One ADS represents one Class A ordinary share.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO strengthened its leadership position in the Chinese express delivery industry with market share in terms of parcel volume expanding 2.5 percentage points to 18.6% during the first quarter of 2019.”

Mr. Lai added, “Our newly implemented volume-incentive metrics were effective in providing confidence and meaningful support to our network partners who faced intensifying competitions in regions with concentrated originating e-commerce volume as well as in those previously less penetrated markets. Our continued efforts to standardize pickup and delivery fees are paving the way to increase couriers’ wages and enhance profitability of our network partners. With years of continued investments in shared-success culture and operational infrastructure, ZTO is able to deliver consistent and strong operating performances on both volume and earnings. The road ahead can be both challenging and promising. By focusing on being the best we can, ZTO strives to seize opportunities in the Chinese express delivery industry to achieve strong market presence and solid earnings, creating sustainable value to our investors.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “With key performance matrix well aligned with daily operating measures, ZTO exceeded expectations for both parcel volume growth and adjusted net income for the first quarter of 2019. Competition-led decline on ASP was partially offset by continued cost productivity gain for our core express delivery business resulting in a 22.6% gross profit gain on a 31.8% revenue increase. Together with a stable corporate cost structure and healthy yield on cash deposits, adjusted net income hiked 27.6% to reach RMB 966.4 million. adjusted EBITDA margin remained stable at 31.5% compared to 31.0% last year.”

First Quarter 2019 Financial Results

	Three Months Ended March 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	3,086,997	87.1	4,059,372	604,865	88.7
Freight forwarding services	293,275	8.3	289,314	43,109	6.3
Sale of accessories	150,843	4.3	208,838	31,118	4.6
Others	13,289	0.3	16,506	2,460	0.4
Total revenues	3,544,404	100.0	4,574,030	681,552	100.0

Revenues were RMB4,574.0 million (US$681.6 million), an increase of 29.0% from RMB3,544.4 million in the same period of 2018. Revenue from express delivery services increased by 31.5% compared to the same period of 2018, mainly driven by a 41.6% increase in parcel volume and partially offset by a 7.0% decrease in unit price per parcel resulted mainly from incremental volume incentives in response to competition. Revenue from freight forwarding services decreased 1.4% when compared to the same period of 2018. The increase in revenue from sales of accessories was in-line with the increase in the sale of thermal paper used for the printing of digital waybills. Other revenues are composed of new service offerings such as financing and advertising services.

	Three Months Ended March 31,
	2018		2019
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,183,638	33.4	1,594,007	237,515	34.8
Sorting hub cost	686,437	19.4	891,069	132,773	19.5
Freight forwarding cost	283,670	8.0	283,115	42,185	6.2
Cost of accessories sold	88,717	2.5	119,686	17,834	2.6
Other costs	269,816	7.6	426,562	63,560	9.4
Total cost of revenues	2,512,278	70.9	3,314,439	493,867	72.5

Total cost of revenues was RMB3,314.4 million (US$493.9 million), an increase of 31.9% from RMB2,512.3 million in the same period last year.

•      Line haul transportation cost was RMB1,594.0 million (US$237.5 million), an increase of 34.7% from RMB1,183.6 million in the same period last year. The increased use of cost-effective self-owned trucks and more efficient high-capacity trailer trucks enhanced transportation cost leverage on scale. Total transportation cost of self-owned trucks accounted for 59.8% of the total truck transportation cost for the quarter, compared to 53.4% in the same period last year.

•     Sorting hub operating cost was RMB891.1 million (US$132.8 million), an increase of 29.8% or RMB204.1(US$30.4 million) from RMB686.4 million in the same period last year. Of this increase (i) RMB126.6 million (US$18.9 million) was associated with sorting hub labor costs. The average headcount of sorting hub workers increased by 16.7% which was significantly less than the related 41.6% increase in parcel volume demonstrating effective cost productivity gain and (ii) RMB42.7 million (US$6.4 million) came from depreciation costs associated with the newly installed automated sorting equipment. As of March 31, 2019, 130 sets of automated sorting equipment have been put into use, compared to 59 sets as of March 31, 2018.

•     Cost of accessories was RMB119.7 million (US$17.8 million), an increase of 34.9% from RMB88.7 million in the same period last year. The increase was in line with the increase in the sale of accessories for thermal paper.

•     Other costs were RMB426.6 million (US$63.6 million), an increase of RMB156.7 million (US$23.3 million) compared to the same period last year, as a net result of (i) an increase of RMB120.8 million (US$18.0 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB57.8 million (US$8.6 million) in expenses related to IT and technology development and (iii) a decrease of RMB 10.0 million (US$1.5 million) in tax surcharges.

Gross Profit was RMB1,259.6 million (US$187.7million), an increase of 22.0% from RMB1,032.1 million in the same period last year. Gross margin decreased to 27.5% from 29.1% in the same period last year. The decrease in gross margin was a net result of parcel volume growth and continued cost productivity gain offset by competition-led unit price decline and an increase in lower-margin large enterprise customers businesses.

Total Operating Expenses were RMB499.7 million (US$74.5 million), compared to RMB333.7 million in the same period last year.

•     Selling, general and administrative expenses were RMB557.8 million (US$83.1 million), compared to RMB415.6 million in the same period last year. The increase was mainly due to (i) an increase in share-based compensation expenses from RMB199.7 million in the first quarter of 2018 to RMB284.3 (US$42.4 million) in the first quarter of 2019 and (ii) an increase of RMB59.6 million (US$8.9 million) in salaries and accrued bonuses. As a percentage of revenue, selling, general and administrative expenses accounted for 12.2%, compared to 11.7% during the same period last year.

•     Other operating income, net was RMB58.1 million (US$8.7 million) for the quarter. Other operating income mainly consisted of government subsidies of RMB48.9 million (US$7.3 million) received in the first quarter of 2019.

Income from operations was RMB759.9 million (US$113.2 million), an increase of 8.8% from RMB698.4 million for the same period last year. Operating margin decreased to 16.6% from 19.7% in the same period last year, mainly driven by a 1.6 percentage point decrease in gross margin and the impact from share-based compensation expenses of 0.6 percentage points.

Interest income was RMB146.5 million (US$21.8 million), compared with RMB60.3 million in the same period in 2018, primarily due to an increase in the amount of cash and interest-bearing bank deposits.

Interest expense was zero compared with RMB0.8 million in the same period in 2018. There was no borrowing during the first quarter of 2019.

Foreign currency exchange loss, before tax was RMB26.0 million (US$3.9 million) in the first quarter of 2019, resulted from the depreciation of the U.S. dollar against the Chinese renminbi in the first quarter of 2019.

Income tax expenses were RMB191.9 million (US$28.6 million) and the effective income tax rate was 21.8% for the first quarter of 2019 taking into consideration the non-tax-deductible share-based compensation expenses recorded in the first quarter.

Net income was RMB681.6 million (US$101.6 million), an increase of 22.3% from RMB557.5 million in the same period last year.

Basic and diluted earnings per ADS were RMB0.87 (US$0.13), compared with basic and diluted earnings per ADS of RMB0.78 in the same period last year.

Adjusted net income was RMB966.4 million (US$144.0 million), compared with adjusted net income of RMB757.2 million during the same quarter last year.

EBITDA was RMB1,156.2 million (US$172.3 million), compared with RMB899.4 million in the same period last year.

Adjusted EBITDA was RMB1,441.0 million (US$214.7 million), compared to RMB1,099.1 million in the same period last year.

Net cash provided by operating activities was RMB633.3 million (US$94.4 million), compared with RMB214.2 million in the same period last year, mainly attributable to growth in net income.

Business Outlook

Based on the current market conditions and current operations, the Company maintains its previous annual guidance: parcel volume for 2019 is expected to be in the range of 11.51 billion to 11.93 billion , representing a 35% to 40% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB4.8 billion to RMB5.2 billion, representing a 14.3% to 23.8% increase from the same period of 2018. The Company will no longer provide quarterly estimates going forward. Above estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. As of March 31, 2019, the Company has purchased an aggregate of 1,743,563 ADSs at an average purchase price of US$15.85, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7112 to US$1.00, the noon buying rate on March 29, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, May 15, 2019 (9:00 AM Beijing Time on May 16, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206-115
International:	1-412-317-6061
Passcode:	5764429

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 23, 2019:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10130430

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2019, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. The financial results to which this news release is related are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	3,544,404	4,574,030	681,552
Cost of revenues	(2,512,278)	(3,314,439)	(493,867)
Gross profit	1,032,126	1,259,591	187,685
Operating income (expenses):
Selling, general and administrative	(415,626)	(557,778)	(83,112)
Other operating income, net	81,907	58,102	8,657
Total operating expenses	(333,719)	(499,676)	(74,455)
Income from operations	698,407	759,915	113,230
Other income (expenses):
Interest income	60,321	146,471	21,825
Interest expense	(773)	—	—
Loss on disposal of equity investees and subsidiary	—	(529)	(79)
Foreign currency exchange gain/(loss), before tax	(36,752)	(25,954)	(3,867)
Income before income tax, and share of loss in equity method investments	721,203	879,903	131,109
Income tax expense	(154,280)	(191,858)	(28,588)
Share of gain/(loss) in equity method investments	(9,468)	(6,398)	(953)
Net income	557,455	681,647	101,568
Net loss (income) attributable to noncontrolling interests	(696)	(932)	(139)
Net income attributable to ZTO Express (Cayman) Inc.	556,759	680,715	101,429
Net income attributable to ordinary shareholders	556,759	680,715	101,429
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.78	0.87	0.13
Diluted	0.78	0.87	0.13
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	710,715,557	786,032,440	786,032,440
Diluted	711,321,353	786,212,265	786,212,265
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(266,504)	(344,228)	(51,292)
Comprehensive income	290,951	337,419	50,276
Comprehensive loss (income) attributable to noncontrolling interests	(696)	(932)	(139)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	290,255	336,487	50,137

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	4,622,554	6,092,247	907,773
Restricted cash	400	100	15
Accounts receivable, net of allowance for doubtful accounts of RMB13,996 and RMB14,218 at December 31, 2018 and March 31, 2019, respectively	596,995	517,709	77,141
Financing receivables, net of allowance for doubtful accounts of RMB4,139 and RMB4,439 at December 31, 2018 and March 31, 2019, respectively	517,983	581,574	86,657
Short-term investment	13,599,852	11,287,282	1,681,857
Inventories	43,813	30,801	4,589
Advances to suppliers	337,874	276,392	41,184
Prepayments and other current assets	1,507,996	1,463,499	218,068
Amounts due from related parties	6,600	25,197	3,754
Total current assets	21,234,067	20,274,801	3,021,038
Investments in equity investees	2,207,410	2,185,992	325,723
Property and equipment, net	9,035,704	9,232,496	1,375,685
Land use rights, net	1,969,176	2,171,076	323,500
Intangible assets, net	54,227	52,677	7,849
Right-of-use assets[5]	—	840,507	125,239
Goodwill	4,241,541	4,241,541	632,009
Deferred tax assets	318,063	410,073	61,103
Other non-current assets	622,669	724,468	107,951
TOTAL ASSETS	39,682,857	40,133,631	5,980,097
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,311,807	1,032,482	153,845
Advances from customers	436,710	559,446	83,360
Income tax payable	405,683	191,553	28,542
Amounts due to related parties	132,216	63,247	9,424
Lease liabilities[5]	—	249,884	37,234
Acquisition consideration payable	19,581	22,942	3,418
Dividends payable	1,699	1,270,753	189,348
Other current liabilities	2,833,769	2,317,253	345,280
Total current liabilities	5,141,465	5,707,560	850,451
Lease liabilities[5]	—	550,248	81,990
Deferred tax liabilities	157,940	156,705	23,350
Acquisition consideration payable	22,942	—	—
Other non-current liabilities	90,961	88,787	13,230
TOTAL LIABILITIES	5,413,308	6,503,300	969,021

(5)  In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018; 809,523,988 shares issued and 787,920,337 shares outstanding as of March 31, 2019)	523	522	78
Additional paid-in capital	24,137,681	22,864,321	3,406,890
Treasury shares, at cost	(1,545,077)	(1,263,253)	(188,231)
Retained earnings	11,052,395	11,733,110	1,748,288
Accumulated other comprehensive (loss) income	571,716	227,488	33,897
ZTO Express (Cayman) Inc. shareholders’ equity	34,217,238	33,562,188	5,000,922
Noncontrolling interests	52,311	68,143	10,154
Total Equity	34,269,549	33,630,331	5,011,076
TOTAL LIABILITIES AND EQUITY	39,682,857	40,133,631	5,980,097

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	214,173	633,270	94,359
Net cash provided by/(used in) investing activities[6]	(1,597,557)	895,365	133,414
Net cash used in financing activities	(805,117)	(14,009)	(2,087)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(89,542)	(45,233)	(6,740)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,278,043)	1,469,393	218,946
Cash, cash equivalents and restricted cash at beginning of period	5,773,734	4,622,954	688,842
Cash, cash equivalents and restricted cash at end of period	3,495,691	6,092,347	907,788

(6)  The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of three months to one year. For the first quarter of 2019 the amounts of net cashflow in for receiving the short-term investment are approximately RMB2,030 million (US$302.5 million), and the amounts of net cashflow out for purchasing the short-term investment are approximately RMB503.4 million in the same period last year.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	557,455	681,647	101,568
Add:
Share-based compensation expense	199,744	284,264	42,357
Loss on disposal of equity investees and subsidiary, net of income taxes	—	529	79
Adjusted net income	757,199	966,440	144,004

Net income	557,455	681,647	101,568
Add:
Depreciation	176,197	271,423	40,443
Amortization	10,670	11,293	1,683
Interest expenses	773	—	—
Income tax expenses	154,280	191,858	28,588
EBITDA	899,375	1,156,221	172,282

Add:
Share-based compensation expense	199,744	284,264	42,357
Loss on disposal of equity investees and subsidiary, before income taxes	—	529	79
Adjusted EBITDA	1,099,119	1,441,014	214,718

For investor and media inquiries, please contact:

ZTO

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com